EXHIBIT 99.3 – Banco Santander, S.A. Digital Transformation Award

Banco Santander, S.A.’s (the “Bank” or “Banco Santander”) remuneration system includes the delivery of shares and share options of the Bank that has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The Digital Transformation Award for 2019 (the “Digital Award”) will be implemented in connection with the variable remuneration policy for financial year 2019 and the specific award will be approved by the board of directors or the appropriate body as detailed below.

The purpose of the Digital Award is to attract and retain talent that will advance, accelerate and deepen the digital transformation of Banco Santander. With this program, Banco Santander offers a compensation element that is competitive with remuneration systems being offered by other market players competing for digital talent.

The number of beneficiaries of the Digital Award is limited to a maximum of 250 persons, and the total amount of the incentive is limited to €30 million. Participants will be nominated by senior management of Banco Santander. Consequently, nominations will be reviewed and finally approved by the remuneration committee or the board of directors, as appropriate. Notwithstanding the above, inclusions of beneficiaries (through promotion, mobility or hiring at Banco Santander) may be approved at any given time, without at any time changing the authorised maximum number of shares or share options to be delivered.

II.	Operation

The qualifier for the Digital Award is meeting important milestones that are aligned with Banco Santander’s digital roadmap and determined by the board of directors, taking into account the digitalization strategy of the Bank.

The funding of the Digital Award is subject to Banco Santander’s ability to achieve key milestones in the transformation of the Bank, supporting its evolution to be the best open, responsible global financial services platform. These milestones and the metrics used to evaluate its achievement level, will be set by the board of directors upon proposal from the remuneration committee at the beginning of every year. For the 2019 Digital Award, the performance conditions to be evaluated will be measured against the success of five global platform initiatives:

1.	The launch of a global trade services (GTS) platform.

2.	The launch of a global merchant services (GMS) platform.

3.	The migration of our fully digital bank, OpenBank, to a “next generation” platform and launch in 3 countries.

4.	The extension of SuperDigital in Brazil to at least one other country.

5.	The launch of our blockchain-based international payments app to non-Banco Santander customers.

At the beginning of 2020 and following a proposal of the remuneration committee, the board of directors will verify if the milestones on which the amount of the 2019 Digital Award is contingent have been met. Subsequently, if applicable, the 2019 Digital Award for each beneficiary will be granted (awarding a specific number of shares and granting a specific number of share options). The Digital Award will be implemented 50% in shares of Banco Santander and 50% in share options of Banco Santander, based on the fair value of the share options when they are granted.

For Identified Staff members subject to a 5-year deferral period, the award (shares and share options) will vest in thirds on the 3rd, 4th and 5th anniversary of the grant. For Identified Staff members subject to a 3-year deferral period, and staff with no deferral requirement, the award will vest in full on the 3rd anniversary of the grant. In both cases, the deferral emphasizes fostering long-term share value creation. Vested share options can be exercised until maturity. All options will lapse 10 years after the grant date.

Any delivery of shares, whether direct or through share option exercise, will be subject generally to Banco Santander’s general malus and clawback provisions, as described in Banco Santander’s remuneration policy, and to the continuity of the beneficiary within the Bank. In this regard, the board may define specific rules for non-Identified Staff.

III.	Maximum number of shares to be delivered and applicable rules

The final number of shares directly delivered to each beneficiary (but excluding those to be delivered as a consequence of exercise of the share options) shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (including withholdings and payments on account), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors, or the appropriate body in each case, approves the Digital Award for financial year 2019 (the “2020 Listing Price”).

Taking into account that the maximum amount of the Digital Award to be delivered in shares to the beneficiaries of this award amounts to 15 million euros (the “Maximum Amount of the Digital Award Distributable in Shares” or “MADADS”), the maximum number of shares of Banco Santander that may be delivered to such beneficiaries under this award (the “Limit of Digital Award in Shares” or “LDAS”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

MADADS
LDAS	=	2020 Listing Price

Consistent with Banco Santander’s policy for Identified Staff members, Banco Santander shares received by Identified Staff cannot be transferred for one year following each delivery of shares.

IV.	Maximum number of share options to be delivered and applicable rules

Each share option will have only one share as the underlying asset and the strike price of each option is equal to the 2020 Listing Price.

The maximum number of shares to be delivered to each beneficiary as a consequence of the exercise of the share options shall be calculated taking into account: (i) the fair value (FV) calculated according to general applicable accounting rules (IFRS -International Financial Reporting Standards) for share-based payments as of the option grant date, which will be a fraction of the 2020 Listing Price; and (ii) the 2020 Listing Price.

Taking into account that the maximum amount of the Digital Award to be delivered in share options to its beneficiaries amounts to 15 million euros (the “Maximum Amount of the Digital Award Distributable in Share Options” or “MADADSO”), the maximum number of shares to be delivered upon the exercise of the share options (the “Limit of Digital Award in Share Options” or “LDASO”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

MADADSO
LDASO	=	2020 Listing Price x FV

Exercising options may only be allowed during specific timeframes within the year as determined in the relevant plan regulations.

Liquidation of the options upon exercise may take place by delivery of Banco Santander shares upon payment of the strike price or through a settlement by difference between the strike price for the option and the applicable Santander share market price at exercise. If physical delivery of Banco Santander shares takes place, those shares acquired upon the share option exercise are not subject to a holding period.